Mail Stop 3561

May 23, 2007

Via Fax & U.S. Mail

Mr. Peter Ubaldi, Chief Executive Officer
Homeland Security Network, Inc.
2500 Legacy Drive, Suite 226
Frisco, Texas 75034

> **Re: Homeland Security Network, Inc.**
> **Form 10-KSB for the year ended December 31, 2005**
> **Filed April 7, 2006**
> **Form 10-QSB for the quarter ended June 30, 2006**
> **Filed August 21, 2006**
> **Form 10-QSB for the quarter ended September 30, 2006**
> **Filed November 20, 2006**
> **Form 10-KSB for the year ended December 31, 2006**
> **Filed April 18, 2007**
> **File No. 000-15216**

Dear Mr. Ubaldi:

We have reviewed your response letter dated April 25, 2007 and have the following comments. We think you should revise your documents in response to these comments. If you disagree, we will consider your explanation as to why our comments are inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Please respond to confirm that such comments will be complied with, or, if certain of the comments are deemed inappropriate, advise the staff of your reason. Your response should be submitted in electronic form, under the label "corresp" with a copy to the staff. Please respond within ten (10) business days.

Annual Report on Form 10-KSB for the year ended December 31, 2005

General

1.   Please ensure that all disclosures items required by paragraph 26 of SFAS 154 are included in all amended filings and all affected financial statements are clearly marked as "restated."

Item 5. Market for Common Equity and Related Stockholder Matters, page 9
Information Relating to the Company's Voting Securities, page 9
Revenue Recognition and Deferred Revenue-GOS Tracking, page 10

2.   We note from your response to prior comment number three that you account for your revenue arrangements under EITF No. 00-21 rather than SOP No. 97-2 since you are required to host the software and your customers do not have an option to take possession of the software at any time during the hosting period. Further, we note that you conclude your multiple deliverable arrangements do not meet the criteria for separate units of accounting under paragraph 9 of EITF No. 00-21 and as such, recognition of revenue is determined for the combined deliverables as a single unit of accounting. However, you also indicate in your response that income relating to the sale for everything is recognized upfront at the time of delivery except for the web based software and data transmission. This is inconsistent with the guidance prescribed in EITF No. 00-21 for recognition of revenue of multiple deliverable arrangements determined as a single unit of accounting. Specifically, paragraph 10 of EITF No. 00-21 states "the arrangement consideration allocable to a delivered item(s) that does not qualify as a separate unit of accounting within the arrangement should be combined with the amount allocable to the other applicable undelivered item(s) within the arrangement. The appropriate recognition of revenue should be determined for those combined deliverables as a single unit of accounting." Therefore, it is not appropriate to allocate arrangement consideration to deliverables that are considered a single unit of accounting based on their relative fair value or otherwise. In this regard, given that you conclude your revenue arrangements do not meet the criteria for separate units of accounting, please clarify for us why you believe it is appropriate to recognize revenue relating to the radio transmitter upfront at the time of delivery and the software and data transmission on a deferred basis and tell us how your accounting treatment complies with the guidance discussed above. Alternatively, you may revise your financial statements to properly reflect the recognition of revenue for your multiple

deliverable arrangements under a single unit of accounting basis. We may have further comment upon receipt of your response.

3. We note your response to our prior comments numbers seven and eight and that you intend to comply with the provisions of SFAS No. 86; however, you did not address how you considered the guidance of EITF No. 00-3 in determining the proper accounting for your capitalized software development costs. Specifically, please tell us how your accounting policy for capitalized software costs complies with the guidance prescribed in paragraph 7 of EITF No. 00-3 which states that if a vendor never sells, leases, or licenses the software in an arrangement within the scope of SOP No. 97-2, then the software utilized in providing services and the development costs of the software should be accounting for in accordance with SOP No. 98-1." As you indicate in your response to our prior comment number three that you do not believe your revenue arrangements fall within the scope of SOP No. 97-2, please tell us why you believe it is appropriate to account for your capitalized software costs under SFAS No. 86. We may have further comment upon receipt of your response.

Consolidated Statements of Operations, page 31

4. We note that you indicated in your response to prior comment five certain interest expense amounts relating to your notes payable and other financing activities that should have been reported separately from operating activities. However, we note such amounts are still reported within operating expenses within your 2006 Form 10-KSB. Given that our most recent comment letter was issued on January 30, 2007 and your 2006 10-KSB was not filed until April 18, 2007, it is unclear why you did not properly reflect interest expense relating to your notes payable and other financing activities within your income statement accordingly. Furthermore, the amount of interest expense of $144,322 that should have been classified in other expenses in 2006 appears significant with regards to your loss from operations. Please advise or revise your 2006 10-K to properly present the interest expense separately as indicated in your responses.

Notes to Audited Consolidated Financial Statements, page 34
Note 15. Beneficial Conversion Transaction, page 45

5. Reference is made to your journal entries with respect to A-Sany 12-31-04 included in Exhibit A of your response letter. Please explain to us the purpose of the revised journal entry dated 12/31/04 which appears to eliminate the entire note payable balance of $61,538. It is unclear given that your income statement for fiscal 2005 indicates that $46,112 of the debt balance was forgiven during the year ended December 31, 2005.

6.   Further, you indicate in your response to prior comment number nine that SANY accepted the revised conversion terms of 1,000 per share of debt from 10,000 because you agreed to accept the share conversions prior to the settlement agreement at the old conversion rate and any and all future conversions were to be affected at the new conversion terms. In this regard, please clarify for us why the revised conversion terms resulted in an additional payment of debt of $13,876. Your response indicates that the 15,429,355 shares were attributed to the initial conversion of debt in the amount of $1,543 with SANY in which case occurred prior to the settlement agreement. Your response to us should also address why the debt reduction of $15,419 (initial payment of $1,543 + additional payment of $13,876) converted at a rate of 1,000 share per dollar of debt did not result in any additional shares from being issued or if incremental shares in addition to the original issuance of 15,429,355 shares were issued and please tell us how such shares were accounted for within the financial statements. We may have further comment upon receipt of your response.

7.   Furthermore, please tell us how you calculated and recorded the $13,876 as a repayment of the obligation within your fiscal 2005 financial statements, as your exhibit only details $1,550 of debt reduction.

Form 10-QSB for the quarter ended June 30, 2006

Notes to Unaudited Consolidated Financial Statements, page 7
Note 16. Operating Leases, page 18

8.   We disagree with your response to our prior comment eleven that your accounting treatment for the rent abatement complies with the guidance outlined in FTB 85-3. The letter from the SEC Chief Accountant to Robert Kueppers dated February 7, 2005 specifically indicates it is staff position that rent holidays in an operating lease should be recognized by the lessee on a straight-line basis over the lease term (including any rent holiday period) unless another systematic and rational allocation is more representative of the time pattern in which leased property is physically employed. In this regard, we believe you should revise your financial statements to properly account for the rent abatement in accordance with the guidance prescribed above, if material. If you do not believe the amounts are material, then provide us with your analysis and specifically state so in the notes to your financial statements.

Form 10-QSB for the quarter ended September 30, 2006

Impairment of Assets

9.   We note your response to our prior comment 14 and write-off of the capitalized
        software in your December 31, 2006 financial statement. Please revise to present
        the impairment as a part of income from continuing operation rather than other
        expenses.

Notes to Unaudited Consolidated Financial Statements, page 7
Note 11. Notes Payable, page 15

10.   We disagree with your response to our prior comment 15 that such discussions
        with creditors should not be disclosed until concluded. To more accurately reflect
        your current financial position, you should disclose the fact that you are in
        discussions with creditors, even if such discussions have not been concluded.
        Revise the liquidity section within MD&A to discuss the current status, including
        your progress with renegotiations on such loans and management's plans to pay
        off the debt currently outstanding and as it becomes due.

Exhibits 31.1 and 31.2

11.   Please amend your 10-Q for the quarter ended September 30, 2006 to reflect the
        proper certifications as well as other items noted above after the comment process
        is complete.

Form 10-KSB for the year ended December 31, 2006

Statements of Stockholders' Equity

12.   Based on your statements of stockholders' equity, we note that you issued
        4,412,500 and 64,660,259 shares of common stock during the fiscal years ended
        December 31, 2006 and 2005, respectively. However, we were unable to find any
        disclosures relating to such issuances of common stock in your notes to the
        financial statements. Please note that your response to our prior comment number
        two in the letter dated December 19, 2005 indicated that you would see that the
        equity footnote in the notes to the financial statements in future filings would be
        revised to include all issuances of common stock for the periods presented. In
        this regard, we believe you should revise the notes to your financial statements to
        include disclosures relating to all issuances of common stock for all periods
        presented especially given the significant number of shares issued during fiscal

2006 and 2005. Your revised equity footnote should include how the fair value of the shares issued in each of the various transactions were accounted for and valued within your financial statements. If any of the shares issued during fiscal 2006 or 2005 were valued differently (i.e. other than fair market value), please explain why and tell us why you believe your accounting treatment is appropriate. Please ensure that the amounts included in your revised disclosure reconcile to the amounts presented on the face of your statements of shareholders' equity and include your revised footnote in your next response to us.

13.   Further, it appears that your disclosures provided under Item 5 - Market for Common Equity and Related Stockholder Matters relating to the number of shares of common stock issued during fiscal 2006 do not agree to the number of shares presented on the face of your statements of stockholders' equity. Please reconcile the difference and revise your filing accordingly.

You may contact Heather Clark at 202-551-3624 or Jean Yu at 202-551-3305 if you have questions regarding comments on the financial statements and related matters. Please contact me at 202-551-3813 with any other questions.

Sincerely,

Linda Cvrkel
Branch Chief